UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated January 22, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, January 22, 2026 Comisión Nacional de Valores

Re.:            Relevant Matter

Dear Sirs,

We are pleased to inform you that, as of today, Telecom Argentina S.A. (“Telecom”) and its direct and indirect subsidiaries Micro Fintech Holding LLC (“Micro Fintech”) and Micro Sistemas S.A.U. (“Micro Sistemas”) have entered into a framework agreement with Banco Macro S.A. (“Banco Macro”) aimed at fostering the growth and expansion of the business of Micro Sistemas, a payment services provider operating under the “Personal Pay” brand.

This strategic alliance will enable the development of a differentiated and comprehensive value proposition for customers operating on the “Personal Pay” platform, while also expanding the range of financial products and services offered to a broader customer base, supported by Banco Macro’s leading position in the financial sector.

For these purposes, Banco Macro will contribute its expertise in financial products, while Micro Sistemas will contribute its extensive base of active customers and recurring use cases with genuine transaction activity, thereby promoting a more efficient and broader market with customers at its core.

Pursuant to this agreement, Banco Macro is making a capital contribution and, therefore, is subscribing for shares representing 50% (fifty percent) of the share capital and voting rights of Micro Sistemas, for an amount in pesos equivalent to US$75,000,000 (seventy-five million United States dollars).

The transaction is subject to the corresponding approval by the National Antitrust Authority, in accordance with applicable regulations.

Sincerely,

Telecom Argentina S.A.

/s/Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	January 22, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations